

Mail Stop 4628

April 7, 2017

Via E-mail
Ben M. Palmer
Chief Financial Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329

> **Re: RPC, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Supplemental Response dated February 15, 2017**
> **File No. 1-08726**

Dear Mr. Palmer:

We have reviewed your February 15, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 41

Note 5: Income Taxes, page 50

1.   You have identified "basis differences in variable interest entities" as a component of your deferred tax assets and liabilities as of December 31, 2016 and 2015. However, it does not appear that disclosure in other sections of your filing identifies or addresses this variable interest entity. Tell us about this entity, describe the nature of your interest, and explain your application of the guidance per FASB ASC 810.

Note 12: Business Segment Information, page 62

2.   We note your response to prior comment 1. Please provide additional detail regarding each legal entity grouping ("LEG") to address the following:

   •   Clarify whether the chief operating decision maker ("CODM") is provided with or reviews financial data that includes any sub-categories within each LEG. For example, describe how your Technical Services and Support Services segments within each LEG are addressed as part of discussions between the general managers and the CODM regarding variances of budget to actual results;

   •   Describe the extent to which general managers have decision making authority considering that, although the CODM has the authority to make final decisions, he relies on the general managers to execute his strategic directives; and

   •   Tell us about the structure of your process for entering into service contracts (e.g., whether customers typically enter into contracts with each LEG separately).

3.   Your letter dated January 12, 2017 states that the CODM does not make resource allocation decisions on any individual service line without considering all of the services offered in the specific operating segment since the service lines are closely aligned and managed. Clarify the manner in which your individual service lines and operating segments are considered by the CODM and the general managers when resource allocation decisions are made considering that your organizational and management structure appears to be based on LEGs.

4.   The response to comment 1 in your letter dated January 12, 2017 states that the CODM relies on the general managers to execute his strategic directives based on his review at the Technical Services and Support Services level. This response also states that the general managers are responsible for both the Technical Services and Support Services

operating activities within their LEGs. Tell us how directives are made from the CODM to the general managers, the level at which these directives are made (e.g., at the Technical Services or Support Services level within the respective LEG), and how the general managers consider the Technical Services and Support Services operating activities in executing these directives. In addition, tell us more about the manner in which the general managers discuss the various growth opportunities, risks, and operational issues facing each operating segment with the CODM considering that their areas of responsibility are based on the LEGs.

5.   We note that the CODM makes resource allocation decisions based on your operating segments. Explain the request and approval process within each LEG for the allocation of capital between Technical Services and Support Services and tell us whether the CODM ever further allocates resources to a specific LEG.

6.   You describe the service line financial information included in the monthly reporting package provided to the CODM as secondary in your letter dated January 12, 2017. Tell us more about how the CODM uses service line revenue and gross profit information along with budget to actual data. In addition, clarify whether the monthly discussions of budget to actual variances include discussions at the service line level.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources